Exhibit 99.1

ICON Completes the Acquisition of Clinical Research Management, Inc.

Acquisition extends ICON’s presence in the market for government sponsored research and enhances capabilities in Vaccines and Infectious Disease

DUBLIN--(BUSINESS WIRE)--September 19, 2016--ICON plc, (NASDAQ:ICLR) a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that it has completed the previously announced acquisition of Clinical Research Management, Inc. (ClinicalRM).

ClinicalRM provides full service and functional research solutions to a broad range of U.S. government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccine development and testing and response to bio-threats. In addition, they have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics.

Commenting on the acquisition, ICON’s Chief Executive Officer, Ciaran Murray said: “ClinicalRM has a strong track record of partnering successfully with government agencies and NGOs. They will provide a platform for ICON to further penetrate this significant market segment as we continue to grow and diversify our customer base. ClinicalRM’s work in the area of global vaccine development will further enhance our capabilities in this important area to the benefit of customers and patients globally.”

About ClinicalRM

ClinicalRM is a full-service Contract Research Organization specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers get their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. From international partnerships and affiliations to government relations and local alliances, ClinicalRM delivers a synergy in the global market with projects spanning the government, academic and commercial marketplaces. ClinicalRM has a distinct ability to provide boots-on-the-ground and rapid response efforts to global health crises. More information is at http://www.clinicalrm.com/

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. ICON specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently operates from 89 locations in 37 countries and has approximately 12,300 employees.

Further information is available at www.iconplc.com

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON Media Contact
Niamh Murphy
ICON
+35312912180
niamh.murphy@iconplc.com